UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-41324

AKANDA CORP.

(Registrant’s Name)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) of Akanda Corp. (the “Company”) contains the Company’s unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022 and 2021.

Exhibit Index

The unaudited interim condensed consolidated financial statements for the Company for the six months ended June 30, 2022 and 2021 are furnished as Exhibit 99.1 to this Form 6-K.

Exhibit 99.1	Unaudited Condensed Consolidated Interim Financial Statements as of and for the six month periods ended June 30, 2022 and 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.

By	:	/s/ Katie Field
Name	:	Katie Field
Title	:	Executive Director

Date: January 3, 2023